LOAN EXTENSION AGREEMENT

This Loan Extension and Modification Agreement (the “Agreement”) is dated as of this 27th day of September 2017, by and between Interlink Plus, Inc., a Nevada corporation (the “Company”) and Blue Sea Assets, LLC (“BSA”).

Terms not otherwise defined herein shall have the meaning ascribed to such terms in the 10% Convertible Promissory Note dated Aug 18, 2016 in the principal amount of $5,000 (the “Aug Note”) (the “Note”).

WITNESSETH:

WHEREAS, the Borrower obtained a loan from BSA in the principal amount of $5,000 (the “Loan”);

WHEREAS, the Loan is evidenced by the Note.

WHEREAS, the April Note matured on August 18, 2017;

WHEREAS, the Loan with interest amounted to $500 as of the Maturity Date;

WHEREAS, the Company seeks BSA’s consent to modify and extend the Maturity Date to the date specified hereinafter and, in consideration thereof, the Company and BSA have agreed to modify certain terms of the Notes as more fully set forth herein.

NOW, THEREFORE, for valuable consideration, including $10, the receipt and sufficiency of which are hereby acknowledged the Company and BSA agree as follows:

1. Extensions. The Note is amended to extend the Maturity Date from Aug 18, 2017 to Sep 27, 2018.

2. Loan Extension Agreement. It is the intention and understanding of the parties hereto that this Agreement shall act as an extension of the Note and that this Agreement shall not act as a novation of such Note.

3. Except as specifically amended hereby, the parties hereto acknowledge and confirm that the Notes remain in full force and effect and enforceable in accordance with their terms.

IN WITNESS WHEREOF, intending to be legally bound, the parties hereto have caused this Agreement to be signed as of the date first written above.

Blue Sea Assets, LLC

By:	/s/ Steven Lane
Title:	Steven Lane, Manager

INTERLINK PLUS, INC.

By:	/s/ Duan Fu
Title:	Duan Fu, CEO